NEWS RELEASE

September 14, 2005

WEALTH MINERALS PROVIDES INFORMATION ON PROSPECTS IN THREE MORE PROVINCES, NW ARGENTINA

Vancouver, British Columbia. Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTCBB: WMLLF, Frankfurt: EJZ), is pleased to release additional descriptions of properties located in the three provinces of Catamarca, La Rioja and San Juan acquired through the purchase of Madero Minerals S.A. (news release dated July 12, 2005). There are a total of five properties in the three provinces that are part of a larger package of highly prospective concessions located in northwest Argentina. Each property in the three provinces has known uranium occurrences.

Background data on the two most advanced properties, the Fiambala Property in Catamarca Province and the Los Colorados Property in La Rioja Province, is highly encouraging.

The Fiambala Property covers 1000 Ha and is located 10 Km SE of the town of Fiambala. Strategically located, Fiambala surrounds part of a CNEA (Atomic Energy Commission of Argentina) property known as Las Termas. The Las Termas mineralized zone measures roughly 2400 M long (NE – SW) by about 400 M wide and consists of quartz veins, stockworks and disseminations carrying pitchblende, pyrite and fluorite in a host rock sequence consisting of Precambrian metasedimentary rocks intruded by a granite stock. The mineralization is considered to be related to late stage mineralizing fluids emanating from the granite body.

The Los Colorados Property covers 10,000 Ha and is located in south central La Rioja Province about 65 Km South of La Rioja City. Included on the Los Colorados Property is a formerly producing open pit uranium mine. Extensively explored and drilled, the mine was in operation between 1992 – 1996 producing 55,000 Kg of uranium concentrates which was sold to CNEA. This is a roll front type, sediment hosted occurrence similar to those found on the Colorado Plateau district of Utah / Colorado, U.S.A.

Uranium (“U3O8”) is currently trading at $30.20 / lb. In a recent report on Uranium, Canadian Brokerage firm Canaccord Capital Corporation is forecasting price of US$ 31.50 / lb. in 2006 and US$35.00/ lb. in 2007. In keeping up with expanding demand for electricity, the Chinese government is expected to announce an $8 Billion nuclear reactor order and is estimated to be spending nearly $50 Billion on nuclear energy to double output by 2020 according to Kang Rixin, president of China National Nuclear Corp. That would add 30 new nuclear power plants.

Based on a projected, modest 1% annual growth rate, world uranium requirements are estimated to grow from 61 500 t U in 1997 to 75 000 t U in 2020. In 1996, production met about 60% of world requirements, with most of the balance coming from inventory. In 2005, the estimated production is about 52,500 t U, about 44% higher than the 1996 level. To produce this amount, the production capability has to increase between 22% and 26% from the existing level of 43,000 t U. Under this projection, only seven years remain to plan, license, construct and bring uranium projects into production. Additional capacity will be required to produce about 61,500 t U/year by 2020, as well as to replace capacity that closes as resources are depleted (www.iaea.org).

Wealth Minerals Ltd. is a mineral exploration company with 13.0 million shares outstanding, approximately Cdn$3.0 million in treasury and listings on the TSX Venture Exchange, OTCBB and Frankfurt Exchanges.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Jerry Pogue”

Director

For further information, please contact:

Phone: 604-331-0096 / E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This release contains forward-looking statements within the meaning of the “safe harbour'' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The Company assumes no obligation to update any forward-looking information contained in this news release.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com